CANNEX CAPITAL HOLDINGS INC.

AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Expressed in United States Dollars

Unaudited

April 30, 2019

CANNEX CAPITAL HOLDINGS INC.
Amended and Restated Condensed Consolidated Interim Statements of Financial Position
(United States dollars)
(Unaudited)

	Note		April 30		April 30
			2019		2018
			Restated – note 26
		$		$

ASSETS

Current assets
Cash and cash equivalents			10,640,325		11,862,715
Accounts receivable	6, 19		2,433,523		1,582,994
Notes receivable	8, 19		14,505,619		-
Equipment finance receivable	7		255,431		157,084
Inventory			351,243		147,705
Prepaid expenses			994,530		128,798
Total current assets			29,180,671		13,879,296

Non-current assets
Prepaid expenses and deposits	10		3,610,773		59,456
Equipment finance receivable	7, 19		151,109		370,508
Investments	10		1,153,981		2,511,759
Property, plant and equipment	11		28,355,806		30,277,769
Total non-current assets			33,271,669		33,219,492

Total assets			62,452,340		47,098,788

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	12, 19	638,944	2,377,155
Income taxes payable		114,863	75,000
Promissory note due within 12 months	13	-	932,266
Convertible promissory note due within 12 months	14	-	1,144,201
Derivative liability	14	54,482,000	5,077,000
Total current liabilities		55,235,807	9,605,622

Non-current liabilities
Promissory note	13	-	1,603,782
Convertible promissory notes	14	14,034,271	3,745,285
Deferred income taxes		1,031,294	1,117,295
Total non-current liabilities		15,065,565	6,466,362

Total liabilities		70,301,372	16,071,984

EQUITY (DEFICIENCY)
Share capital - common	15	31,871,298	31,007,807
Share capital – Class A	15	1,462,329	1,462,329
Reserves	16	7,357,474	3,475,788
Deficit		(48,540,133)	(4,919,120)
		(7,849,032)	31,026,804

Total liabilities and equity (deficiency)		62,452,340	47,098,788

Commitment (note 20)
Events after the reporting period (note 25)

On behalf of the directors:
“Leo Gontmakher”	Director	“Roman Tkachenko”	Director
Leo Gontmakher		Roman Tkachenko

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
Amended and Restated Condensed Consolidated Interim Statements of Comprehensive Loss
(United States dollars)
(Unaudited)

	Note	Three	Four	Twelve	Seven
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		April 30	April 30	April 30	April 30
		2019	2018	2019	2018
		Restated –		Restated –
		note 26		note 26

Product sales	19, 21	1,290,166	997,219	4,434,962	2,241,928
Cost of sales		(1,201,633)	(568,043)	(3,745,836)	(1,651,426)
Gross profit		88,533	429,176	689,126	590,502
Rental income	19, 21	2,514,120	3,058,944	9,500,048	4,698,240
		2,602,653	3,488,120	10,189,174	5,288,742

Operating expenses
Accretion	14	582,629	-	1,619,713	-
Consulting fees	19	931,170	71,979	1,954,837	244,106
Depreciation	11	500,658	666,548	2,001,088	1,398,025
Director fees		28,063	-	141,234	-
Foreign exchange		3,680	(250,658)	(139,451)	(270,211)
General		582,891	82,534	1,465,380	282,570
Interest	13, 14, 19	1,087,342	549,335	2,921,483	869,961
Investor relations		163,706	114,390	497,928	131,206
Legal and professional fees		630,951	105,525	1,850,777	411,853
Rent		254,463	65,779	403,327	128,952
Share-based compensation	18, 19	2,221,653	3,290,210	4,347,135	3,752,715
Shareholder and regulatory		35,741	34,153	116,070	42,442
Property taxes		84,555	150,999	446,089	165,354
Travel		30,790	55,275	166,521	197,568
Wages and salaries	19	487,817	170,710	1,474,968	272,465
		7,626,109	5,106,779	19,267,099	7,627,006

Loss before other items		(5,023,456)	(1,618,659)	(9,077,925)	(2,338,264)

Other income (expenses)
Change in fair value of derivative liabilities	14	(31,414,000)	(488,000)	(31,703,000)	(488,000)
Listing expense		-	(1,671,184)	-	(1,671,184)
Loss on loan settlement	14	-	-	(2,514,000)	-
Impairment of investments	10	(755,103)	-	(755,103)	-
Interest income		168,274	68,908	390,015	68,908
Loss before income taxes		(37,024,285)	(3,708,935)	(43,660,013)	(4,428,540)
Income tax recovery (expenses)
Current		173,000	(75,000)	(47,000)	(75,000)
Deferred		21,000	802,635	86,000	802,635
		194,000	727,635	39,000	727,635

Loss for the period		(36,830,285)	(2,981,300)	(43,621,013)	(3,700,905)
Translation gain (loss)		391,479	(387,223)	108,821	(348,809)
Comprehensive loss for the period		(36,438,806)	(3,368,523)	(43,512,192)	(4,049,714)
Basic and diluted loss per share	23	(0.20)	(0.02)	(0.24)	(0.03)
Weighted average number of shares
outstanding, basic	23	184,015,904	153,582,011	183,787,568	128,941,519
Fully diluted loss per share	23	(0.13)	(0.02)	(0.16)	(0.03)
Weighted average number of shares
outstanding, fully diluted	23	277,811,247	153,852,011	277,811,247	128,941,519

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
Amended and Restated Condensed Consolidated Interim Statements of Cash Flow
(United States dollars)
(Unaudited)

	Note	Twelve Months Ended	Seven Months Ended
		April 30	April 30
		2019	2018
		Restated – note 26

Operating activities
Loss for the period		(43,621,013)	(3,700,905)
Items not requiring cash:
Accretion	14	1,619,713	-
Depreciation	11	2,001,088	1,398,025
Share-based compensation	18	4,347,135	3,752,715
Interest income		(253,825)	-
Interest expense	13, 14	2,921,483	869,961
Listing expense		-	1,671,184
Unrealized exchange gain		(168,688)	-
Change in fair value of derivative liabilities	14	31,703,000	488,000
Impairment of investments		755,103	-
Loss on settlement of debt		2,514,000	-
Loss on sale of equipment		-	141
Deferred income taxes		(86,000)	-
Changes in working capital:
Accounts receivable		(850,817)	(1,307,963)
Inventory		(203,538)	(40,691)
Prepaid expenses		(1,010,145)	252,677
Accounts payable and accrued liabilities		(356,426)	226,034
Taxes payable		39,863	(727,635)
Unearned revenue		-	(44,972)

Net cash generated from (used in) operations		(649,067)	2,836,571

Investing activities
Cash acquired from acquisitions		-	4,907
Deposits		(3,551,317)	(26,330)
Purchase of property, plant and equipment	11	(79,125)	(974,129)
Proceeds on sale of property, plant and equipment		-	13,000
Loan advances		(14,505,619)	(527,592)
Investments	10	(2,918,062)	(2,500,000)
Realization of investments	10	3,500,000	-
Interest income		135,058	-
Repayment of notes receivable		121,052	-

Net cash generated from (used in) investing activities		(17,298,013)	(4,010,144)

Financing activities
Issuance of common shares for cash, net of issuance costs		-	35,834,264
Revolving loan advances	11	-	(3,333,880)
Revolving loan proceeds		-	257,173
Convertible promissory note repayments	14	(9,598,883)	-
Convertible promissory note advances		32,000,000	-
Convertible promissory note costs		(738,900)	-
Loan proceeds		-	230,000
Loan repayments	13	(2,536,048)	(19,383,803)
Interest paid	13, 14	(1,991,026)	(490,322)

Net cash generated by (used in) financing activities		17,135,144	13,113,432

Effect of exchange rate movements on cash		(410,455)	(356,184)

Change in cash and cash equivalents		(1,222,391)	11,583,675
Cash and cash equivalents, beginning of period		11,862,716	279,040
Cash and cash equivalents, end of period		10,640,325	11,862,715
Cash and cash equivalents comprise
Cash		6,170,386	11,583,675
Cash equivalents		4,469,939	279,040
		10,640,325	11,862,715

Supplemental disclosure with respect to cash flow (note 24)

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
Amended and Restated Condensed Consolidated Interim Statements of Equity (Deficiency)
(United States dollars)
(Unaudited)

						Share sub-	Members’	Reserves	Deficit	Total
						scriptions	equity
	Note	Number of Shares		Share capital		received
		Common	Class A	Common	Class A
				$	$	$	$	$	$	$

September 30, 2017		35,710,411	-	413,764	-	188,800	1,885,477	(9,272)	(1,218,215)	1,260,554

Loans converted to equity	15	-	-	-	-	-	892,265	-	-	892,265
Private placements, net of share issue costs		97,783,651	-	2,003,375	-	(188,800)	-	-	-	1,814,575
Reverse takeover of Arco		2,000,003	-	1,558,802	-	-	-	-	-	1,558,802
Reverse take-over amalgamation	15	(96,521,734)	96,521,734	(7,717,612)	1,462,329	-	(2,777,742)	-	-	(9,033,025)
Private placement as part of RTO, net of issue costs	15	48,219,872	-	34,749,478	-	-	-	-	-	34,749,478
Agent warrants issued	15	-	-	-	-	-	-	554,933	-	554,933
Share-based compensation		-	-	-	-	-	-	3,278,936	-	3,278,936
Foreign currency translation gain		-	-	-	-	-	-	(348,809)	-	(348,809)
Loss for the period		-	-	-	-	-	-	-	(3,700,905)	(3,700,905)

April 30, 2018		87,192,203	96,521,734	31,007,807	1,462,329	-	-	3,475,788	(4,919,120)	31,026,804

Share issue costs		-	-	-	-	-	-	-	-	-
Options exercised	18	300,000	-	410,859	-	-	-	(184,615)	-	226,244
Warrants exercised	17	212,500	-	237,961	-	-	-	-	-	237,961
Exercise of agent warrants	17	200,000	-	214,671	-	-	-	(64,656)	-	150,015
Share-based compensation	17	-	-	-	-	-	-	4,347,135	-	4,347,135
Foreign currency translation loss		-	-	-	-	-	-	(216,178)	-	(216,178)
Loss for the period		-	-	-	-	-	-	-	(43,621,013)	(43,621,013)

April 30, 2019 – restated – note 26		87,904,703	96,521,734	31,871,298	1,462,329	-	-	7,357,474	(48,540,133)	(7,849,032)

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

1.	Corporate Information

Cannex Capital Holdings Inc. (“Cannex” or the “Company”) was incorporated as Atomic Minerals Ltd. on March 13, 2006 pursuant to the provisions of the British Columbia Business Corporations Act and was previously listed on the NEX board of the TSX Venture Exchange (the “Exchange”).

On March 13, 2018, Cannex Capital Group Inc. (the “Cannex Group”) and its security holders (the “Cannex Group Security holders”) completed an amalgamation with Arco Resources Corp. (“Arco”), a public company listed on the NEX board of the Exchange pursuant to which the Cannex Group Security holders transferred all of their common shares of Cannex Group in exchange for common shares of Arco on a 1:1 ratio. The transaction resulted in the former Cannex Group Security holders obtaining control the resulting issuer, and therefore constituted a reverse takeover (the “RTO Amalgamation”) under the policies of the Exchange.

Concurrently with the RTO Amalgamation Cannex Group completed the acquisition of 100% of the membership units of BrightLeaf, LLC (“BrightLeaf”), an entity under common control with Cannex Group, for cash of $22,532,608, the issuance of convertible promissory notes of $9,033,025 (note 14) and the assumed debts of $4,434,370. Prior to the acquisition BrightLeaf debt of $892,265 was converted to equity of BrightLeaf.

The ongoing entity, being the combined operations of Cannex Group and BrightLeaf, has adopted the name Cannex Capital Holdings Inc. Cannex has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of Cannex and the net assets of Arco at the date of the RTO Amalgamation are deemed to have been acquired by Cannex. The comparative figures are those of Cannex and BrightLeaf prior to the RTO Amalgamation.

In connection with the RTO Amalgamation, Cannex delisted its common shares from the NEX and relisted on the Canadian Securities Exchange and completed a private placement, net of issuance costs, for $34,749,478. The Company’s common shares resumed trading on the Canadian Securities Exchange (the “CSE”) under the symbol “CNNX” on March 14, 2018.

The Company leases real estate and sells supplies to cannabis producers and is seeking to expand through investments in cannabis growers, processors and retailers. The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

2.	Basis of Presentation

	a)	Change of year end

Cannex Group had a September 30 year end but, in conjunction with the RTO Amalgamation, elected to change its year end to April 30. In April 2019, Cannex extended its year end to July 2019, thereby creating a 15-month fiscal 2019 period. The comparative statements of comprehensive loss, equity, and cash flow are for the four- and seven-month periods ended April 30, 2018.

	b)	Statement of compliance

These amended and restated condensed consolidated interim financial statements for the twelve months ended April 30, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Company’s April 30, 2018 audited financial statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s board of directors approved the release of these amended and restated condensed consolidated interim financial statements on July 15, 2019.

	c)	Basis of measurement

These amended and restated condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in the Company’s April 30, 2018 audited financial statements. The condensed consolidated interim financial statements are presented in United States dollars. The functional currency of the parent company, Cannex, is the Canadian dollar (“C$”) and the functional currency of its subsidiary companies is the United States dollar (“$”).

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

2.	Basis of Presentation (continued)

	d)	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

Cannex’s principal subsidiaries are:

Entity	Ownership	Principal Activity
	Percentage
BrightLeaf Development LLC (“BrightLeaf”)	100%	Real estate holding
Real Estate Properties LLC (“REP”)	100%	Real estate holding
Fuller Hill Development Co LLC (“Fuller”)	100%	Leaseholds
Ag-Grow Imports LLC (“Ag-Grow”)	100%	Sale of supplies
Cannex Capital Group Inc.	100%	Holding
Cannex Holdings (Nevada) Inc. (“Cannex USA”)	100%	Holding
Cannex Holdings (California) Inc.	100%	Holding

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

2.	Basis of Presentation (continued)

	e)	Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company indirectly derives its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. The Company is not directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in either Canada or the United States, nor is the Company directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical cannabis marketplace in Canada or the United States.

More than half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol (“THC”), while other states have regulated the sale and use of medical and adult-use cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

3.	Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the period, or were mandatory for the Company’s fiscal periods beginning on or after May 1, 2018 or are required to be adopted in future periods.

New standards adopted during the period ended April 30, 2019

	a)	IFRS 9 – Financial Instruments

On May 1, 2018, the Company adopted the new accounting standard IFRS 9. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. Financial assets

		1.	Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

3.	Adoption of New Accounting Pronouncements and Recent Developments (continued)

Financial assets

	1.	Classification and measurement

i) Financial assets at FVTPL
Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

ii) Financial assets at FVTOCI
Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

iii) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

	2.	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

3.	Adoption of New Accounting Pronouncements and Recent Developments (continued)

Financial assets

	3.	Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income. The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original	New
	classification on	classification on
	IAS 39	IFRS 9

Financial assets

Cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Notes receivable	FVTPL	FVTPL
Equipment finance receivable	Amortized cost	Amortized cost

Financial liabilities

Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Short term loans and interest payable	Amortized cost	Amortized cost
Due to related parties and interest payable	Amortized cost	Amortized cost
Liabilities on derivatives	FVTPL	FVTPL

Derivative financial instruments

Derivatives are recognized initially at fair value on the date the related contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the statement of profit or loss.

b)	IFRS 15 – Revenue from Contracts with Customers

On May 1, 2018, the Company adopted the new accounting standard IFRS 15 to all contracts using the modified retrospective approach. The Company has concluded that there is no significant impact resulting from the application of the new revenue standard on its consolidated financial statements. Under the new revenue standard, the Company’s revenue continues to be recognised when products are delivered to the customer, which is also the moment when control of the products is transferred, and when there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer and the customer has accepted the products in accordance with the sales contract.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

3.	Adoption of New Accounting Pronouncements and Recent Developments (continued)

New standards, interpretations and amendments not yet effective

	c)	IFRS – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning August 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

	d)	IFRIC 23

This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

4.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

The Company makes critical judgments in the determination of the useful lives of property, plant and equipment, valuation of inventory, valuation of share-based compensation, fair value of financial instruments and impairment.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

5.	Capital Management

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with financial institutions.

There were no changes to the Company’s approach to capital management during the period ended April 30, 2019 from the period ended April 30, 2018. The Company is not subject to any externally imposed capital requirements.

6.	Accounts Receivable

		April 30		April 30
		2019		2018
	$		$

Trade accounts receivable		2,227,945		1,515,887
Allowance for doubtful debts		-		-
Net trade accounts receivable		2,227,945		1,515,887
Other receivables		205,578		67,107
		2,433,523		1,582,994

As at April 30, 2019, two customers accounted for 100% (April 30, 2018 – 86%) of total accounts receivable (note 21).

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

7.	Equipment Finance Receivable

	$

September 30, 2017		-

Notes receivable		530,178
Interest		690
Repayments (principal and interest)		(3,276)

April 30, 2018		527,592

Interest		28,359
Repayments (principal and interest)		(149,411)

April 30, 2019		406,540

		April 30		April 30
		2019		2018
	$		$

Financial statement presentation:
Current		255,431		157,084
Non-current		151,109		370,508
		406,540		527,592

In February 2018 and April 2018, the Company issued notes receivable for a total of $530,178 to a related party. The notes bear interest at 6% per year and are repayable in 48 instalments aggregating $12,451 per month.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

8.	Notes Receivable

Transaction with 4Front Holdings

In December 2018, the Company entered into a binding letter agreement to acquire the membership interests of 4Front Holdings, LLC, (“4Front”) a U.S.-based cannabis company which owns, manages, controls, or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, Michigan, Arizona, and Maryland, in addition to having license applications in other U.S. states.

In March 2019, the Company signed a definitive agreement with 4Front with respect to the business combination whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”). Cannex and 4Front are arm’s length parties.

In April 2019, at a special meeting of securityholders of the Company, securityholders voted in favour of the business combination (the “Transaction”) with 4Front. The CSE has conditionally approved the Resulting Issuer for listing, and lifted the trading halt on April 29, 2019. Trading will continue as Cannex until the Transaction has been completed, at which time the CSE will issue a bulletin announcing the listing of 4Front Ventures Corp.

Cannex and 4Front initially filed a pre-Transaction notice, as both parties believed required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), as amended. Filing such a notice is required for mergers, acquisitions, and other similar transactions over certain monetary thresholds. As part of the HSR Act process, Cannex and 4Front received a request for additional information (the "Second Request") from the US Department of Justice Antitrust Division on April 18, 2019. Generally, companies are not permitted to close a transaction which has been the subject of a Second Request until up to 30 days after they have substantially complied with the Second Request.

However, Cannex and 4Front later discovered that they had erred in initially determining the monetary size of the Transaction for HSR Act purposes, and subsequently withdrew from the HSR review process, and are proceeding to closing the Transaction (targeted for July 31, 2019). Cannex and 4Front may be subject to a Civil Investigative Demand by the Department of Justice to obtain further information on the Transaction and any potential anticompetitive effects, but such a demand would not delay closing of the Transaction. Cannex and 4Front believe the Transaction does not raise substantial competitive concerns, and that it will enhance competition in nascent markets.

Closing of the Transaction remains subject to final regulatory approval, and other customary completion conditions. Upon receipt of such regulatory approval and satisfaction or waiver of all other completion conditions, Cannex and 4Front will make an application to the Supreme Court of British Columbia for the final order in respect of the Transaction.

		April 30		April 30
		2019		2018
	$		$

Notes receivable:
Advance to 4Front		13,136,190		-
Accucanna loan receivable		1,369,429		-
		14,505,619		-

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

8.	Notes Receivable (continued)

4Front Note

In December 2018, Cannex issued 4Front a demand unsecured promissory note which allows 4Front to draw-down up to $8,000,000, later increased to $13,000,000. The 4Front Note will provide 4Front additional capital to execute on growth initiatives and potential acquisitions while Cannex and 4Front move towards closing of the previously announced business combination. The Note, as amended, bears interest at the published prime rate (“Prime”) (5.5% as of December 20, 2018) and is due on or before December 24, 2019.

In May 2019, 4Front repaid approximately $9,100,000 of the 4Front Note and subsequently took a draw of $3,000,000. In June 2019, 4Front took another draw of $3,000,000.

As of the date of this report, the amount outstanding under the 4Front Note (with interest) is $10,129,555.

Accucanna Loan Receivable

In February 2019, Cannex loaned Accucanna LLC, an entity holding a dispensary license in California which shared significant common ownership with Pure Ratios (note 9) prior to its acquisition by the Company, $1,350,000 by way of a secured convertible promissory note (the “Accucanna Note”). The note bears interest at 10% for six months, and 18% interest thereafter. It matures on December 31, 2019 or is payable upon the sale of Accucanna. The Company also has the right to convert the principal and interest outstanding to equity in Accucanna upon the latter’s sale.

As of the date of this report, the amount outstanding under the Accucanna Note (with interest) is $1,369,428.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

9.	Transaction with Pure Ratios

In February 2019, the Company signed a binding letter agreement to acquire 100% of Pure Ratio Holdings, Inc. (“Pure Ratios”), in a cash and stock transaction. Pursuant to the proposed transaction, the Company will pay Pure Ratios’ shareholders total consideration of up to $2,000,000 in cash, 3,500,000 common shares, $2,500,000 of contingent cash consideration and the assumption of $500,000 of Pure Ratios’ existing debt. Upon closing of the transaction, Cannex will pay the Pure Ratios’ shareholders $1,400,000 in cash with an additional $100,000 per month for six months for total cash consideration of $2,000,000 and will issue 3,500,000 common shares. All shares issued in the proposed transaction will be subject to a statutory Canadian hold period of four months and a day from the date of issuance. The transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which shall supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and governmental approval. There can be no assurance that the transaction will be completed as proposed or at all.

In June 2019, the Company closed the transaction with Pure Ratios (note 25).

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

10.	Investments

In the period ended April 30, 2019, the Company completed investments into certain emerging companies. In the periods covered by these financial statements, the Company did not exert significant influence over the operations or outcomes of these entities.

		April 30		April 30
		2019		2018
	$		$

Ametrine Wellness dba Jetty Extracts (“Jetty”) promissory notes.		-		2,511,759

Soma Group Holdings Inc. (“Soma’) common shares.		755,703		-

Impairment of investment in Soma.		(755,703)		-

LemonHaze, Inc. common shares.		150,000		-

Pure Ratios convertible promissory note. Subsequent to April 30, 2019, the Company acquired 100% control of Pure Ratios. See note 25.		403,981		-

HelloMe Inc. (“HelloMe”) common shares.		500,000		-

Retail Education Tools, Inc. (“RET”) common shares.		100,000		-

		1,153,981		2,511,759

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

10.	Investments (continued)

Deposits

The Company had prepaid expenses and deposits for securing leases and operating licenses in developing markets.

Jetty Promissory Note

In April 2018, the Company subscribed for a promissory note with Jetty, a company which holds a 99.99% membership interest in Jetty Marketing, LLC a 50% membership interest in Jetty MindTricks, LLC, and a 5% membership interest in 57th Avenue LLC. Jetty is a California-based processor and distributor of cannabis products.

The Company advanced $3,500,000 to Jetty under a convertible promissory note secured by the assets of Jetty and bearing interest at 8% annually, due on maturity. The promissory note was due on October 10, 2020 but Jetty elected to repay the note early and the Company received full payment of principal and interest in October 2018.

The option to settle the promissory notes in common shares of Jetty represented an embedded derivative in the form of a call option to the Company. Jetty was a private company and its shares could not be reliably valued using any market-derived indicators. Accordingly, the derivative asset was initially recognized by comparing a similar instrument without the conversion option and discounting the fair value of the host contract with the non-convertible instrument interest rate, which the Company estimates would be 15%.

		Convertible		Derivative		Total
		note receivable		asset
	$		$		$

September 30, 2017		-		-		-

Advance		2,067,000		433,000		2,500,000
Interest		11,759		-		11,759

April 30, 2018		2,078,759		433,000		2,511,759

Advance		849,000		151,000		1,000,000
Interest		106,029		-		106,029
Repayment		(3,033,788)		(584,000)		(3,617,788)

April 30, 2019		-		-		-

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

10.	Investments (continued)

Soma

In October 2018, the Company completed a $755,103 equity investment into Soma, a New-Zealand based private cannabis start-up. The Company is not able to exert significant influence over the operations of Soma. At April 30, 2019, the Company undertook a review of its investments and concluded that there was considerable uncertainty regarding the business prospects for Soma. Accordingly, the Company fully impaired the carrying value of its investment at that date and recognized an impairment provision of $755,103.

$
April 30, 2018	-

Investment	755,103
Impairment	(755,103)

April 30, 2019	-

LemonHaze

In January 2019, the Company completed a $150,000 equity investment into LemonHaze, Inc., a Washington based private cannabis event company.

$
April 30, 2018	-

Investment	150,000

April 30, 2019	150,000

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

10.	Investments (continued)

HelloMe Inc.

In March 2019, the Company made a $500,000 investment into HelloMe, a California-based company focused on products in the beauty and wellness industry.

$
April 30, 2018	-

Investment	500,000

April 30, 2019	500,000

Retail Education Tools, Inc.

In April 2019, the Company made a $100,000 investment into RET, a Washington-based start-up application company focused on marketing tools for emerging cannabis companies.

$

April 30, 2018	-

Investment	100,000

April 30, 2019	100,000

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

11.	Property, Plant and Equipment

		Land		Buildings		Leasehold		Equipment		Assets not yet		Total
						Improve-		and Fixtures		in service
						ments
	$		$		$		$		$		$
Cost

At September 30, 2017		1,000,000		3,919,453		15,459,931		531,753		10,431,549		31,342,686

Purchases		-		-		275,775		698,354		-		974,129
Disposal		-		-		-		(21,025)		-		(21,025)
Assets placed into service		-		-		10,431,549		-		(10,431,549)		-

At April 30, 2018		1,000,000		3,919,453		26,167,255		1,209,082		-		32,295,790

Purchases		-		-		132,260		(53,135)		-		79,125
Disposal		-		-		-		(29,114)		-		(29,114)

At April 30, 2019		1,000,000		3,919,453		26,299,515		1,126,833		-		32,345,801

Accumulated
depreciation

At September 30, 2017		-		47,009		535,300		45,571		-		627,880

Depreciation expense		-		59,829		1,192,537		145,659		-		1,398,025
Disposal		-		-		-		(7,884)		-		(7,884)

At April 30, 2018		-		106,838		1,727,837		183,346		-		2,018,021

Depreciation expense		-		102,564		1,713,398		185,126		-		2,001,088
Disposal		-		-		-		(29,114)		-		(29,114)

At April 30, 2019		-		209,402		3,441,235		339,358		-		3,989,995

Net book value

At September 30, 2017		1,000,000		3,872,444		14,924,631		486,182		10,431,549		30,714,806
At April 30, 2018		1,000,000		3,812,615		24,439,418		1,025,736		-		30,277,769
At April 30, 2019		1,000,000		3,710,051		22,858,280		787,475		-		28,355,806

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

12.	Accounts Payable and Accrued Liabilities

		April 30		April 30
		2019		2018
	$		$

Trade accounts payable		638,944		2,016,867
Accrued liabilities		-		311,640
Sales taxes		-		48,648
Accounts payable and accrued liabilities		638,944		2,377,155

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

13.	Promissory Note

		April 30		April 30
		2019		2018
	$		$

Financial statement presentation:
Current liabilities		-		932,266
Non-current liabilities		-		1,603,782
		-		2,536,048

$

September 30, 2017	22,473,586

Advances	230,000
Converted to equity	(768,000)
Interest	381,429
Repayments (principal and interest)	(19,780,967)

April 30, 2018	2,536,048

Interest	52,526
Repayments (principal and interest)	(2,588,574)

April 30, 2019	-

The note bore interest at 8.5% annually, with monthly payments of $82,066 including interest. This promissory note was paid in full in October 2018.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

14.	Convertible Promissory Note

		April 30, 2019				April 30, 2018
		Convertible		Derivative		Convertible		Derivative
		promissory		liability		promissory		liability
		notes				notes
Restated – note 26	$		$		$		$

RTO amalgamation		-		-		4,889,486		5,077,000
Gotham Green Partners		14,034,271		54,482,000		-		-
		14,034,271		54,482,000		4,889,486		5,077,000

RTO Amalgamation

On March 13, 2018, the Company entered into convertible promissory notes for $9,033,025 as part of the RTO Amalgamation. The convertible promissory notes were secured by the units of BrightLeaf and pay 12% interest, calculated and paid monthly, and mature on March 15, 2020. The notes were convertible into common shares of the Company at the option of the subscriber at any time until maturity at a price of C$1.00 per common share. The Company was to make monthly payments equal to the lesser of (1) interest for the previous month; and (2) 50% of the distributable cash of BrightLeaf, with distributable cash defined as cash received by BrightLeaf minus payments to lenders, cash expenses and expenditures and cash reserves. If the Company failed to make payments on time, the interest rate increased to 18% until the default remedied, and an additional 50% late payment fee charged.

The Company received a waiver from the holders of the notes described above, allowing it to defer required payments until August 2018 with no penalty. The Company requested this waiver as an accommodation to allow it to instead completely pay down a trade payable, which was interest bearing at 12% per year. As of August 2018, the trade payable was completely paid down, and the first required payment to the holders of the notes described above has been made.

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the foreign exchange rate between United States and Canadian dollars. At the end of each reporting period, the Company revalues the derivative liability, that is the conversion option, by using the Black-Scholes option pricing model with the following assumptions:

	April 30	April 30
	2019	2018

Annualized share price volatility	N/A	100%
Risk-free interest rate	N/A	2.11%
Expected lives	N/A	1.9 years
Dividend yield	N/A	0.0%

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

14.	Convertible Promissory Note (continued)

On April 30, 2018, the fair value of the derivative liability was estimated at $5,077,000. During the period ended April 30, 2019, the convertible promissory note was repaid from the proceeds of the Gotham Green Partners LLC (“GGP”) notes (note 14).

		Convertible		Derivative		Total
		promissory note		liability
	$		$		$

April 30, 2018		4,889,486		5,077,000		9,966,486
Accretion		770,000		-		770,000
Change in fair value of derivative		-		(3,772,000)		(3,772,000)
Interest		639,740		-		639,740
Payments		(10,118,226)		-		(10,118,226)
Loss on settlement		3,819,000		(1,305,000)		2,514,000
April 30, 2019		-		-		-

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

14.	Convertible Promissory Note (continued)

Gotham Green Partners

In November 2018, the Company issued to Gotham Green Partners LLC (“GGP”) $32,000,000 in senior secured convertible notes with a maturity date of November 21, 2021 (the “Notes”). The Notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to $0.66 (the “Reservation Price”), or $0.83. The Notes include warrants (the “Warrants”) to purchase $7,000,000 in shares at 150% of the Reservation Price ($1.00), $6,000,000 in shares at 200% of the Reservation Price ($1.33), and $4,000,000 in shares at 300% of the Reservation Price ($1.99), all such prices secured with the CSE. Half of the interest payable under the Notes is paid monthly in cash, and half is paid in kind.

The use of proceeds was the repayment of all other existing indebtedness of the Company totaling approximately $9,400,000, general corporate purposes, and working capital. At April 30, 2019 the payable due, with accrued interest, under the terms of the GGP promissory note agreement, and before consideration of transaction costs and the derivative liability, was $32,930,457 (note 22).

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the foreign exchange rate between United States and Canadian dollars. In addition, the Warrants are exercisable in a currency other than the functional currency of Cannex. As a result, the fair value allocated to the Warrants is recorded as a derivative liability. At the end of each reporting period, the Company revalues the derivative liability by using the Black-Scholes option pricing model with the following assumptions:

	April 30	November 21
	2019	2018

Annualized share price volatility	102%	102%
Risk-free interest rate	1.83%	1.83%
Expected lives	2.6 years	3.0 years
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

14.	Convertible Promissory Note (continued)

On the issuance of the Notes, the Company estimated the fair value of the derivative liability to be $19,007,000, with the result that the Company recorded a change in fair value of the derivative liability in the period ended April 30, 2019 of $35,475,000. During the period ended April 30, 2019, the Company recognized accretion of $849,713 representing the difference between the fair value of the convertible promissory note financing cost and nominal interest at 13.5% .

		Convertible		Derivative		Total
		promissory note		liability
Restated – note 26	$		$		$

April 30, 2018		-		-		-
Promissory note proceeds		17,357,000		14,643,000		32,000,000
Fair value of warrants issued		(4,364,000)		4,364,000		-
Transaction costs		(738,900)		-		(738,900)
Accretion		849,713		-		849,713
Interest		1,860,915		-		1,860,915
Payments		(930,457)		-		(930,457)
Change in fair value of derivative		-		35,475,000		35,475,000
April 30, 2019		14,034,271		54,482,000		68,516,271

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

15.	Share Capital and Members' Capital

Authorized capital

Unlimited number of common shares without par value; and

Unlimited Class A shares without par value.

The holders of the Class A shares are entitled to receive notice of and to attend all meetings of the shareholders or holders of Class A shares and to one vote per Class A share at any meeting of the shareholders of the Company provided that the holders of the Class A shares are not entitled to vote for the election or removal of the directors of the Company. Class A holders are entitled to receive dividends as and when declared by the board if also paid to holders of common shares. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Class A shares are entitled to share rateably, together with holders of common shares, in such assets of the Company as are available for distribution.

Each Class A share shall be convertible into one common share, without payment of additional consideration, at the option of the holder thereof as follows:

a)	at any time that is not a restricted period;

b)

if the Company determines that it has ceased to be a “foreign issuer” (see below), as such term is defined in Rule 902(e) of the US Securities Act, and has notified the holders of the Class A shares of such determination;

c)

if there is an offer to purchase the common shares which must be made by reason of applicable securities legislation or the rules or policies of a stock exchange to all or substantially all of the holders of common shares any of whom are in, or whose last address as shown on the books of the Issuer is in, a province or territory of Canada to which the relevant requirement applies.

For these purposes, a “Restricted Period” means any time at which the board of directors of the Company reasonably believes that the Company is a “Domestic Issuer” under applicable United States securities laws – being a U.S. issuer or a non-U.S. issuer that has a majority (50.1% or more) of its outstanding voting securities held by U.S. residents and either the majority of the executive officers or directors are U.S. citizens or residents, a majority of the assets of the issuer are located in the U.S., or the business of the issuer is administered principally in the U.S. – or would become a Domestic Issuer as a result of the issuance of common shares upon the conversion of a Class A share.

In addition, each Class A share may be converted into one common share at any time and from time to time at the option of the Company upon notice to the holder.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

15.	Share Capital and Members’ Capital (continued)

Issued capital

87,904,704 common shares

96,521,734 Class A shares

During the period ended April 30, 2019, the Company issued 212,500 common shares on the exercise of warrants, 200,000 common shares on the exercise of agents warrants and 300,000 common shares on the exercise of options.

Fiscal 2018

In the period ended April 30, 2018, BrightLeaf converted promissory notes of $768,000 and revolving loans of $124,265 to members’ equity.

In March 2018, the Company undertook the RTO Amalgamation (note 1) that resulted in a net reduction of equity of $9,033,025. The change in the legal structure resulted in the reclassification of $2,777,742 of BrightLeaf members’ equity to share capital and the reclassification of $1,462,329 from common shares to Class A shares to reflect the value of 96,521,734 Class A shares issued in connection with the RTO Amalgamation.

In March 2018, in conjunction with the RTO Amalgamation (note 1), the Company issued 48,219,872 units at C$1.00 per share for gross proceeds of C$48,219,872 ($37,582,568). Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share at a price of C$1.50 per common share for a period of two years from the date of issuance. The Company paid cash commissions of $1,188,449, finders’ fees of $459,068, issued 1,652,279 share purchase warrants with a fair value of $554,933 and incurred legal and other direct issuance costs of $630,640.

The fair value of the warrants was determined using the Black Scholes option pricing model assuming volatility of 100%, a risk-free return of 2.11%, a dividend yield of 0% and a life of two years.

In October 2017, Cannex Group issued 30,000,000 common shares to certain individuals who held ownership interests in the members of BrightLeaf, Global Real Estate Properties LLC, 4Steps Ahead LLC, and Verde Cinco LLC at a price of C$0.0001 per share for aggregate cash consideration of C$3,000 ($2,381). The Company recorded share based compensation of $473,779, being the difference in the fair value of shares issued ($476,160) and cash received ($2,381).

In November 2017, Cannex Group issued 60,439,944 common shares at a price of C$0.02 per share for aggregate cash consideration of C$1,208,799 ($949,630).

In November 2017, Cannex Group issued 7,343,707 common shares for aggregate cash consideration of C$734,371 ($577,585) of which C$236,000 ($188,800) had been received as subscription receipts as at September 30, 2017.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

16.	Reserves

Reserves comprise the fair value of stock option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange.

		Warrants		Share-based		Foreign		Total
				compensation		currency
				reserve		translation
						reserve
	$		$		$		$

April 30, 2018		554,933		3,278,936		(358,081)		3,475,788

Foreign currency translation reserve		-		-		(216,178)		(216,178)
Share-based compensation		-		4,347,135		-		4,347,135
Fair value of options and warrants exercised		-		(249,271)		-		(249,271)

April 30, 2019		554,933		7,376,800		(216,178)		7,357,474

17.	Warrants

	Financing Warrants		Broker Warrants
	Warrants	Weighted	Warrants	Weighted
	Outstanding	Average	Outstanding	Average
		Exercise		Exercise Price
		Price
		C$		C$

At April 30, 2018	24,109,936	1.50	1,652,279	1.00
Issued (note 14)	13,521,328	1.64	-	-
Exercised	(212,500)	1.50	(200,000)	1.00
Adjustment	-	-	(97,958)	-
At April 30, 2019	37,418,764	1.53	1,354,321	1.00

At April 30, 2019, warrants were outstanding enabling holders to acquire common shares or units as follows:

Number of Financing	Number of Broker	Exercise	Expiry Date
Warrants	Warrants	Price

23,897,436	-	C$1.50	March 12, 2020
-	1,354,321	C$1.00	March 12, 2020
13,521,328	-	C$1.64	November 21, 2021

37,418,764	1,354,321

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

18.	Share-Based Compensation

Cannex’s board of directors has adopted rolling stock option plans under which the Company is authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common shares and 10% of the issued and outstanding Class A shares. The exercise price of each option is based on the market price of the Company’s stock for a period preceding the date of grant. The options can be granted for a maximum term of ten years and vest as determined by the board of directors. The Company’s shares trade in Canadian dollars and options granted to date have been denominated in Canadian funds. The

Company’s practice is to issue share options with a term of five years that vest in increments over a two-year period.

Option Grants

In February 2019, the Company granted 200,000 options to an IR provider. The grant date fair value of the options was C$0.80. These options were exercised at C$1.00 per share in April 2019.

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.55. The options are exercisable at C$1.00 per share until October 2023.

In December 2017, the Company granted 11,650,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.75. The options are exercisable at C$1.00 per share until December 2022. Options granted to directors, employees and consultants vest in three equal tranches: March 13, 2018; March 13, 2019 and March 13, 2020. Options granted for investor relations vested in four equal tranches on June 13, 2018, September 13, 2018, December 13, 2018 and March 13, 2019.

A summary of stock option activity to April 30, 2019 follows:

	Stock Options	Weighted Average
	Outstanding	Exercise Price
		C$

September 30, 2017	-	-

Granted	11,650,000	1.00
Forfeited	(250,000)	1.00

April 30, 2018	11,400,000	1.00

Granted	2,175,000	1.00
Exercised	(300,000)	1.00
Forfeited	(150,000)	1.00

April 30, 2019	13,125,000	1.00

During the period ended April 30, 2019, the Company recognized share-based compensation of $4,347,135 (April 30, 2018 - $3,752,715) in connection with stock options issued

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

18.	Share-Based Compensation (continued)

At April 30, 2019, the Company had outstanding and exercisable stock options as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted	Weighted	Number	Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
		Life	Price		Price
C$			C$		C$

$1.00	13,125,000	3.8 years	1.00	8,075,000	1.00

The Company employed the Black-Scholes option-pricing model using the following weighted average assumptions to determine share-based compensation:

	2018	2017

Annualized share price volatility	96%	100%
Risk-free interest rate	2.0%	2.0%
Expected option lives	4.8 years	4.75 years
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

19.	Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company’s board of directors and executive officers.

Key management personnel compensation was:

	Three	Four	Twelve	Seven
	months	months	months	months
	ended	ended	ended	ended
	April 30	April 30	April 30	April 30
	2019	2018	2019	2018
	$	$	$	$

Wages and short-term employee benefits	161,577	58,556	346,820	105,326
Management fees	696,014	144,686	1,734,056	160,290
Directors’ fees	28,063	-	141,234	-
Share-based compensation (note 21)	324,221	2,139,660	1,782,836	2,659,689
	1,209,875	2,342,902	4,004,946	2,925,305

Included in management fees above are amount
paid to companies controlled by related parties:

•	A company controlled by the Company’s CEO	23,007	39,010	92,028	46,812
•	A company controlled by the Company’s former CFO	-	39,010	46,014	46,812
•	A company controlled by the Company’s COO	200,000	66,666	500,000	66,666
•	A company controlled by a director	450,000	-	1,050,000	-
		673,007	144,686	1,688,042	160,290

Short-term employee benefits were paid or accrued directly to employees and directors of the Company.

Share-based compensation comprised the fair value of incentive stock options awarded to directors and officers.

At April 30, 2019, the Company owed $nil (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities (note 14).

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

19.	Related Party Transactions (continued)

During the period ended April 30, 2019, the Company generated product sales of $4,434,962 (April 30, 2018 - $2,106,794) and rental income of $6,530,048 (April 30, 2018 - $3,498,420) from a company owned by an individual holding 2,037,658 common shares and 12,015,565 Class A shares (see note 21).

During the period ended April 30, 2019, the Company generated product sales of $nil (April 30, 2018 - $78,830) and rental income of $2,970,000 (April 30, 2018 - $1,200,000) from a company owned by a member of the board of the Company (see note 21).

In the period ended April 30, 2019, the Company paid or accrued interest of $592,013 (April 30, 2018 - $699,657) to related parties.

As at April 30, 2019, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at April 30, 2019, $2,146,334 (April 30, 2018 - $1,365,887) of the Company’s trade receivables were due from companies controlled by related parties.

As at April 30, 2019, $406,540 (April 30, 2018 - $527,592) of equipment finance receivable is due from companies controlled by related parties (see note 7).

As at April 30, 2019, the Company paid consulting fees of $1,050,000 (April 30, 2018 - $nil) to a company owned by a member of the board of the Company.

20.	Commitment

The Company has entered into a commercial property lease with a remaining life of 4.1 years, with a five-year renewal option. The future minimum rental payments under the lease at April 30, 2019 were:

Periods ending July 31	$

2019	63,750
2020	255,000
2021	255,000
2022	255,000
2023	212,500
1,041,250

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

21.	Segment Reporting

As at April 30, 2019, the Company had three reportable segments: (1) real estate; (2) supplies; and (3) corporate. Operating segments are aggregated and organized by the nature of the product and service provided.

Three months ended April 30, 2019	Real Estate	Supplies	Corporate	Total

Restated – note 26	$	$	$	$

Revenue from external customers	2,514,120	1,290,166	-	3,804,286

Depreciation	500,376	-	282	500,658

Interest expense	-	-	1,087,342	1,087,342

Share-based compensation	-	-	2,221,653	2,221,653

Income (loss) before income taxes	1,857,661	52,706	(38,934,652)	(37,024,285)

Income taxes	(369,000)	(11,000)	574,000	194,000

Capital expenditures	26,240	-	-	26,240

Total assets	30,168,667	1,010,386	31,273,287	62,452,340

Four months ended April 30, 2018	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	3,058,944	997,219	-	4,056,163

Depreciation	666,548	-	25	666,548

Interest expense	103,872	-	445,464	549,336

Interdivisional transactions	(93,529)	93,529	-	-

Income (loss) before income taxes	2,155,946	356,398	(6,221,279)	(3,708,935)

Share-based compensation	-	-	3,290,210	3,290,210

Income taxes	(633,635)	30,000	(124,000)	(727,635)

Capital expenditures	467,310	-	-	467,310

Total assets	30,129,845	1,770,229	11,458,191	43,358,265

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

21.	Segment Reporting (continued)

Twelve months ended April 30, 2019	Real Estate	Supplies	Corporate	Total

Restated – note 26	$	$	$	$

Revenue from external customers	9,500,048	4,434,962	-	13,935,010

Depreciation	2,000,502	-	586	2,001,088

Interest expense	100,828		2,820,655	2,921,483

Share-based compensation	-	-	4,347,135	4,347,135

Income (loss) before income taxes	6,702,857	500,567	(50,863,437)	(43,660,013)

Income taxes	(1,322,000)	(105,000)	1,466,000	39,000

Capital expenditures	79,125	-	-	79,125

Total assets	30,168,667	1,010,386	31,273,287	62,452,340

Seven months ended April 30, 2018	Real Estate	Supplies	Corporate	Total
	$	$	$	$

Revenue from external customers	4,698,240	2,241,928	-	6,940,168

Depreciation	1,398,000	-	25	1,398,025

Interest expense	404,036	19,012	446,913	869,961

Income (loss) before income taxes	2,486,790	446,315	(7,361,645)	(4,428,540)

Share-based compensation	-	-	3,752,715	3,752,715

Income taxes	(633,635)	30,000	(124,000)	(727,635)

Capital expenditures	974,129	-	-	974,129

Total assets	30,600,925	1,530,842	14,967,021	47,098,788

* Does not include capitalized interest of $57,284

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

21.	Segment Reporting (continued)

The geographical location of assets is as follows:

	April 30	April 30
	2019	2018
	$	$

US	57,470,685	35,268,206
Canada	4,981,655	11,830,582
Total assets	62,452,340	47,098,788

All of the Company’s long-lived assets are located in the United States. All revenues were generated in the United States.

The following customers represented more than 10% of sales (see note 19):

	April 30, 2019		April 30, 2018
	Amount	%	Amount	%
	$		$

Customer A	6,530,048	69	5,605,034	81
Customer B	2,970,000	31	-	-

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

22.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. The Company does not have a practice of trading derivatives.

Fair Values

There were no changes in level 1, 2, or 3 financial instruments during the period ended April 30, 2019.

Foreign Exchange Risk

The Company’s activities are primarily undertaken in the United States but the parent company is located in Canada and the Company is exposed to changes in exchange rate between the US and Canadian dollars.

As at April 30, 2019 with other variables unchanged, a 10% increase (decrease) in the Canadian dollar would decrease (increase) net earnings by approximately $333,400. Exposure to the Canadian dollar on financial instruments is as follows:

Balance at April 30, 2019	$

Cash and cash equivalents	4,572,477
Receivables	205,577
Accounts payable and accrued liabilities	(303,302)

Balance at April 30, 2018	$

Cash and cash equivalents	245,412
Receivables	67,107
Accounts payable and accrued liabilities	(1,043,507)

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Cash earns interest based on market interest rates. The Company’s revolving loans and promissory notes have fixed interest rates and are not exposed to interest rate risk until maturity.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

22.	Financial Risk Management (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The

Company’s credit risk arises primarily with respect to its cash and cash equivalents and trade receivables.

The Company manages credit risk by holding cash with large reputable financial institutions and trading with recognized creditworthy third parties. In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of Canada and the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

April 30, 2019		Less than		Three to 12		One to five		Total
		three months		months		years
	$		$		$		$

Accounts payable and
accrued liabilities		638,944		-		-		638,944
Convertible promissory
notes (note 14)		-		-		32,930,457		32,930,457
		638,944		-		32,930,457		33,569,401

Fair Value

The fair value of the Company’s financial assets and financial liabilities, other than a convertible note receivable and convertible promissory notes, approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, notes receivable, a market rate of interest.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

23.	Loss Per Share

	Three	Four	Twelve	Seven
	months	months	months	months
	ended	ended	ended	ended
	April 30	April 30	April 30	April 30
	2019	2018	2019	2018
	Restated –		Restated –
	note 26		note 26

Loss for the period	$(37,616,186)	(2,981,300)	$(42,941,134)	(3,700,905)
Weighted average number of common
shares outstanding	184,015,904	153,582,011	183,787,568	128,941,519
Weighted average number of fully diluted
common shares	277,811,247	153,582,011	277,81,247	128,941,519
Loss per share, basic and diluted
($ per share)	(0.20)	(0.02)	(0.24)	(0.03)
Loss per share, fully diluted ($ per share)	(0.13)	(0.02)	(0.16)	(0.03)

For the purpose of determining loss per share, common shares and Class A shares are treated as participating on an equal basis.

Diluted loss per share for the period ended April 30. 2018, is the same as basic loss per share.

24.	Supplemental Disclosure With Respect to Cash Flow

During the period ended April 30, 2019 the Company incurred the following non-cash transactions:

•	Paid $nil in income taxes.

•	Recorded a non-cash loss of $755,103 on an impairment of investment (note 10).

•	Recorded a change in fair value of a derivative liability of $35,475,000 (note 14).

During the period ended April 30, 2018 the Company incurred the following non-cash transactions:

•	Paid $nil in income taxes.

•	Converted promissory notes of $1,706,120 into equity.

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

25.	Events After the Reporting Period

In June 2019, the Company closed its previously announced acquisition of Pure Ratios in a cash and stock transaction. Cannex will pay Pure Ratios’ shareholders consideration of $1,000,000 cash, 3,500,000 common shares Cannex common stock, and assumption and/or repayment of up to $500,000 debt. The Company issued 3,500,655 common shares in connection with the closing of the Pure Ratios transaction. Additionally, Cannex will provide $1,000,000 growth capital to Pure Ratios, of which $500,000 has already been provided by a secured convertible promissory note prior to closing. Upon the satisfaction of certain sales targets by Pure Ratios within one year of closing, Cannex will pay Pure Ratios’ shareholders up to an additional $1,000,000 in cash, and upon the satisfaction of certain sales targets two years from closing Cannex will issue up to 1,271,186 Cannex common shares. This transaction is not a “significant transaction” under applicable securities regulations and CSE policies.

In June 2019, the Company granted 3,330,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.50 per share until June 2024.

In June 2019, the Company granted 800,000 options to a director and officer of the Company. The options are exercisable at C$1.50 per share until June 2024.

26.	Restatement of Financial Results

The Company incorrectly calculated the non-cash derivative liability per IFRS 9 Financial Instruments, relating to the GGP loan (note 14) and misclassified certain debt issuance costs as share issuance costs. It has restated its third and fourth fiscal quarter condensed consolidated interim financial results for 2019.

The following tables summarize the effects of the adjustments described above:

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for three	reported
months ended April 30, 2019
	$	$	$

April 30, 2019

Accretion	580,034	2,595	582,629
Change in fair value of derivatives	(42,600,000)	11,186,000	(31,414,000)

CANNEX CAPITAL HOLDINGS INC.
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For the Twelve Months Ended April 30, 2019
(United States dollars)
(Unaudited)

26.	Restatement of Financial Results (continued)

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for twelve	reported
months ended April 30, 2019
	$	$	$

April 30, 2019

Accretion	1,616,231	3,482	1,619,713
Change in fair value of derivatives	40,639,000	(8,936,000)	31,703,000

Impact on the interim statement of	As originally	Adjustment	As restated
cash flow as of April 30, 2019	reported
	$	$	$

April 30, 2019

Loss for the period	(52,553,531)	8,932,518	(43,621,013)
Accretion	1,616,231	3,482	1,619,713
Change in fair value of derivatives	40,639,000	(8,936,000)	31,703,000
Net change in prepaid expense	(940,145)	(70,000)	(1,010,145)
Net change in accounts payable	(1,014,786)	658,630	(356,426)
Loss on settlement	-	2,514,000	2,514,000
Convertible note repayment	(6,496,522)	(3,102,361)	(9,598,883)

Impact on the interim statement of	As originally	Adjustment	As restated
financial position	reported
	$	$	$

April 30, 2019	-	-	-

Prepaid expenses	1,064,530	(70,000)	994,530
Derivative liability	(56,557,142)	2,075,142	(54,482,000)
Convertible promissory notes	(14,144,993)	110,722	(14,034,271)
Share capital – common	(31,199,258)	(672,040)	(31,871,298)
Reserves	(14,846,167)	7,488,693	(7,357,474)